Chardan Capital Markets, LLC

17 State Street, 21st Floor

New York, NY 10004

August 30, 2022

VIA EDGAR

Todd Schiffman

Division of Corporation Finance

Office of Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Aquaron Acquisition Corp (the “Company”)

Withdrawal of Acceleration Request

Registration Statement on Form S-1 (File No. 333-265217)

Dear Mr. Schiffman:

Reference is made to our letter, filed as correspondence via EDGAR on August 26, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for August 30, 2022, at 5:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please do not hesitate to contact Edward Bromley at (609) 987-0050 if you have any questions regarding the foregoing or if we can provide any additional information.

[signature page follows]

Sincerely yours,

CHARDAN CAPITAL MARKETS, LLC

By:	/s/ George Kaufman
Name: George Kaufman
Title: Partner, Head of Investment Banking

cc:	Edward Bromley

Reed Smith LP

[signature page to withdrawal of acceleration request]